FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2021

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Continuation of the Stock Compensation Plan for Directors and the Stock Grant System for Company Group Management in Japan in Fiscal Year 2021

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 11, 2021	By:	/s/ Norimasa Takeda
Norimasa Takeda Chief Accounting Officer and Corporate Controller

News Release

Continuation of the Stock Compensation Plan for Directors and the Stock Grant System for Company Group Management in Japan in Fiscal Year 2021

Osaka, JAPAN, May 11, 2021 – Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“Company”) announced that the meeting of the Board of Directors held today resolved to continue the stock compensation plan which was introduced as a long-term incentive plan for members of the Board of Directors (the “Directors”) in fiscal 2016, as well as to continue the stock grant system which was introduced in fiscal 2014 as a global long-term incentive plan for Company Group Management in Japan (collectively with the stock compensation plan for Directors, the “Plans”).

1.    Outline of the Plan
(1)Outline of the stock compensation plan for Company Directors
(i)    The Company introduced the stock compensation plan for Company Directors in fiscal 2016. Specifically, for Directors who are not members of Audit and Supervisory Committee (excluding External Directors and Directors residing overseas), a highly transparent and objective stock compensation plan that is closely linked to company performance has been adopted in order to improve the Company’s mid- and long-term performance as well as to raise awareness of the need to help increase the Company’s value, and on the other hand, for Directors who are members of Audit and Supervisory Committee and External Directors, a highly transparent and objective stock compensation plan that is not linked to company performance has been adopted, in order to ensure that their compensation is within the appropriate scope in consideration of the role to be fulfilled by them, and to thereby further promote their awareness of sharing common interests with shareholders and contributing to the increase of the corporate value of the Company, while ensuring their adequate supervisory functions which judge the validity of the execution of duties from an objective standpoint. (*1) (*2)

(ii)    The stock compensation plan for Company Directors utilizes a mechanism called a Board Incentive Plan Trust (“BIP Trust”) under which a BIP Trust will be established for Directors or will be continued by extending the trust term of the BIP Trust already established in the previous fiscal year.

(iii) The BIP Trust is an incentive plan for Directors that is similar to the Performance Share system and Restricted Stock system in Europe and the United States. The Company shares that are acquired by the BIP Trust and the amount of money equivalent to Company shares converted into cash (collectively, “Company Shares ”) will be vested in (a) Directors eligible for performance-linked compensation based on the achievement of performance goals and other factors and (b) Directors not eligible for performance-linked compensation in a set amount regardless of the achievement of performance goals and other factors, respectively, along with dividends from Company shares.
(*1)    The compensation for Directors who are not members of Audit and Supervisory Committee (excluding External Directors) consists of “Basic Compensation,” “Bonus,” and “Performance-linked stock compensation.” The compensation for Directors who are members of Audit and Supervisory Committee and External Directors consists of “Basic Compensation” and “Non-Performance-linked stock compensation.”
(*2)    The Company has established the Compensation Committee with an External Director as its Chairperson, to serve as an advisory organization for the Board of Directors to ensure the appropriateness of Directors’ compensation and transparency in the decision-making process thereof. The continuation of the stock compensation plan was deliberated at the Compensation

Committee prior to the resolution by the Board of Directors. The evaluation of the achievement of performance goals and other factors will be discussed at the Compensation Committee and deliberated and determined at the Board of Directors.

The stock compensation plan for Company Directors is comprised of plans for (a) Directors who are not External Directors (excluding Directors who are members of Audit and Supervisory Committee and Directors residing overseas) (“Plan I”), (b) External Directors (excluding Directors who are members of Audit and Supervisory Committee) (“Plan II”), and (c) Directors who are members of Audit and Supervisory Committee (“Plan III”).

Directors who are not members of Audit and Supervisory Committee		Directors who are members of Audit and Supervisory Committee
Internal Directors	External Directors	Internal Directors	External Directors
Directors eligible for performance-linked compensation	Directors not eligible for performance-linked compensation
Plan I	Plan II	Plan III

Compensations under Plan I will consist of a Fixed Portion (40%), in which a specified number of Company Shares are vested each year, and a Variable Portion (60%), where Company Shares are vested based on the achievement of performance goals and other factors. Performance goals are linked with mid- to long-term performance goals (targets for the period ending in March of the third fiscal year from now) and adopt targets involving the achievement of transparent and objective indicators, such as consolidated revenue, free cash flow, indicators on earnings, R&D targets. Based on factors including the achievement of performance goals, a performance linked coefficient which varies within the scope of 0 to 200% will be used to calculate the Company Shares to be vested as the “Variable Portion”. Evaluation of factors including the achievement of performance goals is deliberated and determined by the Board of Directors after review by the Compensation Committee. A two-year holding period is set for vested Company shares.

(Time of vesting of the Company Shares and the holding period of the Company shares regarding Plan I)

	2021	2022	2023	2024	2025	2026
Variable Portion (60%)	Grant of base points Performance evaluation period	Performance evaluation period	Performance evaluation period	Vesting of the Company Shares	Holding period for the vested Company shares
Fixed Portion (40%)	Grant of base points	Vesting of the Company Shares (1/3)	Holding period for the vested Company shares
			Vesting of the Company Shares (1/3)	Holding period for the vested Company shares
				Vesting of the Company Shares (1/3)	Holding period for the vested Company shares
Compensations under Plan II and Plan III will consist of a Fixed Portion only, in which a specified number of Company Shares is vested three (3) years after the date when base points which will be the basis for calculation will be granted. 75% of vested shares are required to be held until resignation.

(Time of vesting of the Company Shares and holding period of the Company shares regarding Plan II and Plan III)

	2021	2022	2023	2024	Up to resignation
Fixed Portion (100%)	Grant of base points			Vesting of the Company Shares	Holding period for the vested Company shares (75% of the Company shares vested)

(2)    Outline of the Stock Grant System for Company Group Management in Japan

(i)    The Company introduced this system in fiscal 2014 for Company Group Management as a highly transparent and objective incentive plan that is closely linked to company performance. The purpose of this system is to improve the Company’s mid- and long-term performance as well as raise awareness of the need to enhance the Company’s value. This system is expected to have the effects of encouraging Company Group Management to work together under the global framework and of raising their awareness of the need to improve the Company Group’s performance. Company Shares corresponding to the job positions of the respective Management personnel, the achievement of performance goals, and other factors will be vested along with the dividends deriving from the vested Company shares subject to having completed one year or longer of continued service in principle. This system thereby grants mid- and long-term incentives for improvement of the Company’s value to each member of the Management personnel and is expected to increase the effect of retaining Management.

(ii)    The stock grant system for Company Group Management in Japan utilizes a mechanism called a Stock Grant ESOP (Employee Stock Ownership Plan) Trust (“ESOP Trust”) under which an ESOP Trust will be established for Company Group Management in Japan or will be continued by extending the trust term of the ESOP Trust already established in the previous fiscal year.

(iii)    The ESOP Trust is an employee incentive plan based on the ESOP system in the U.S.A. wherein Company Shares that are acquired by the ESOP Trust will be vested in Company Group Management in Japan based on their job positions, the achievement of performance goals and other factors, along with dividends deriving from vested Company shares. At a specific time period during the trust term, Company Shares will be vested in Company Group Management along with dividends deriving from Company shares that have vested under this system.

2.    Continuation of the Plans

As described later, the Company will extend the trust terms of the BIP Trust and the ESOP Trust that were already established, continue the Plans in fiscal 2021, and renew the Plan Period of the Plans, as necessary.

The Company also plans to continue the same type of incentive plans as the Plans in the next fiscal year and thereafter by either establishing a new BIP Trust and a new ESOP Trust or changing the existing BIP Trusts and ESOP Trusts, for which the trust terms will have expired, and entrusting additional money. The stock compensation plan for Company Directors to be implemented in the next fiscal year and thereafter will be determined by a resolution of the Board of Directors within the scope approved by the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019.

(1)    Extension of Trust Term
The Company will extend the trust terms of the BIP Trust and the ESOP Trust (collectively, the “Trusts”) that were established in fiscal 2018 and scheduled to end on August 31, 2021 for three years up to August 31, 2024. If, upon extension of the trust terms, there are any Company shares remaining in the trust property (excluding

Company shares corresponding to the balance of the share conversion points granted to Directors and employees and not yet vested) and any cash money (“Residual Cash”), they will be taken over by the Trusts after extension.

(2)    Plan Period

The Plan Period of the respective Trusts shall be three years from fiscal year ending March 31, 2022 up to fiscal year March 31, 2024, during which Company Share are vested.

(3)    Planned amount of trust money to be additionally entrusted to the Trusts and maximum total number of Company Shares to be vested from the BIP Trust

(i)    The Company plans to additionally entrust 1.9 billion yen of trust money to the BIP Trust of the Trusts and to allocate the amount of such trust money plus Residual Cash to be taken over from the existing BIP Trust to funds to acquire additional shares by the BIP Trust and to pay trust fees and trust expenses.
The above-mentioned planned amount is the amount of funds to acquire shares calculated considering the basic remuneration of current Directors plus trust fees and trust expenses.
In the meantime, under the stock compensation plan, the total number of Company Shares to be vested by the BIP Trust during the extended trust term shall be limited to the whole number obtained by dividing 5 billion yen (4.5 billion yen for Plan Ⅰ, 0.3 billion yen for Plan II, and 0.2 billion yen for Plan III), which is the upper limit of money contributed by the Company to the BIP Trust within the range approved by the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019, by the closing price of the Company shares on the Tokyo Stock Exchange on July 1 of the year in which the trust terms of the BIP Trust are extended (if there is no closing price for such date, then the closing price on the date on which a transaction was performed immediately prior to such date (any fraction less than 1 yen shall be rounded down) (however, if Company shares are increased or decreased due to a share split, share allotment without contribution, or share consolidation, they will be adjusted in a reasonable manner).

(ii)    The Company plans to additionally entrust 2.2 billion yen of trust money to the ESOP Trust of the Trusts and to allocate the amount of such trust money plus Residual Cash to be taken over from the existing ESOP Trust to funds for acquisition of additional shares by the ESOP Trust and to payment of trust fees and trust expenses.

(4)    Manner of acquisition of Company shares by the Trusts

(i)    Under the BIP Trust of the Trusts , it is planned to additionally acquire Company shares from the stock exchange market within the funds to acquire additional shares in (3) (i) above.

(ii)    Under the ESOP Trust of the Trusts, it is planned to additionally acquire Company shares from the Company and the stock exchange market within the funds to acquire additional shares in (3) (ii) above.
For details of the issuance of new shares through third-party allotment associated with the continuation of the ESOP Trust, please refer to “Notice Concerning Issuance of New Shares through Third-Party Allotment associated with Continuation of Stock Grant System for Company Group Management in Japan in Fiscal 2021” released today.

3.    Structure of the Trusts

Please refer to 3-1for details of the BIP Trust and 3-2 for details of the ESOP Trust.

(3-1)    Structure of the BIP Trust (extension)

(1)	The Company resolved to continue the stock compensation plan in fiscal 2021 by the Board of Directors meeting.
(2)
For Directors who are not members of Audit and Supervisory Committee and those who are, the Company extends the trust term of the BIP Trust already established (“Company BIP Trust”) wherein Mitsubishi UFJ Trust and Banking Corporation is a Trustee and Company Directors who meet the beneficiary requirements are Beneficiaries, and it entrusts additional money to the Company BIP Trust to the extent approved by the resolution at the Shareholders’ Meeting.

(3)	The Trustee (of the Company BIP Trust) acquires Company shares from the stock market using money contributed in procedure (2) in accordance with the directions of the Trust Administrator.
(4)	Dividends will be paid for Company shares under the Company BIP Trust as well as for other Company shares.
(5)	Voting rights will not be exercised during the trust term with regard to Company shares under the Company BIP Trust.
(6)
During the trust term, pursuant to the policies on the stock compensation plan of the Company, Beneficiaries will receive Company shares equivalent to a certain ratio of share conversion points after the points have been granted. Meanwhile, Company shares in a number equivalent to the remaining share conversion points will be converted into cash in the Company BIP Trust determined by the provisions of the trust agreement and Beneficiaries will receive the monetary equivalent (dividends deriving from Company shares will also be paid to Beneficiaries corresponding to the number of Company Shares to be vested by the Company BIP Trust).

(7)
 If there are residual shares at the expiry of the trust term due to non-achievement of performance goals, resignation because of his/her own convenience, dismissal or for other reasons during the trust term, the Company BIP Trust may continue to be used as a type of incentive plan similar to the stock compensation plan by changing the trust agreement and entrusting additional money to the Company BIP Trust, or the Company BIP Trust may voluntarily convey the said residual shares to the Company and the Company may acquire them without payment and cancel the residual shares by a resolution of the Board of Directors meeting.

(8)
Residual properties after distribution to Beneficiaries at the end of the Company BIP Trust will belong to the Company to the extent of allowances for trust expenses, which are calculated by deducting the funds to acquire Company shares from the trust money. The portion exceeding the allowances for trust expenses will be donated to groups that have no conflict of interest with the Company and the Company Directors and officers.

(Note)    If there are no Company shares under the Company BIP Trust due to the vesting of Company Shares in Beneficiaries, the Company BIP Trust will be discontinued before expiry of the trust term. The Company may entrust additional money to the Company BIP Trust as funds to acquire Company shares, and the Company BIP Trust may acquire additional Company shares to the extent of funds necessary to acquire shares that were approved by resolution of the 143rd Ordinary General Meeting of Shareholders held on June 27, 2019, and to the extent of the upper limit number for the vesting of shares set for Plans I, II and III.

(Reference)
[Trust Agreement]

BIP Trust

(1)	Type of Trust:	Money trust other than a specified money trust for separate investment (Third party benefit trust)
(2)	Purpose of Trust:	To grant incentives to Directors.
(3)	Trustor:	The Company
(4)	Trustee:	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
(5)	Beneficiaries:	Person(s) who meet beneficiary requirements among Directors
(6)	Trust administrator:	A third person who has no conflict of interest with the Company (Certified public accountant)
(7)	Date of trust agreement:	May 22, 2015 (an amendment agreement is scheduled to be executed regarding the extension of the trust term as of May 2021)
(8)	Trust term:	From May 22, 2015 to the end of August 2021 (the trust term is scheduled to be extended to the end of August 2024 based on the amendment agreement executed as of May 2021)
(9)	Start of the Plan:	July 1, 2021 (scheduled)
(10)	Exercise of voting rights:	No voting rights will be exercised.
(11)	Type of acquired shares:	Common Company shares
(12)	Total amount of shares to be acquired:	1.9 billion yen (scheduled) (including trust fees and trust expenses)
(13)	Time to acquire shares:	From May 17, 2021 (scheduled) to May 31, 2021 (scheduled) (excluding the five (5) business days before the end of each fiscal period (including the quarterly fiscal period))
(14)	Manner of share acquisition:	To be acquired from the stock exchange market.
(15)	Vested rights holder:	The Company
(16)	Residual properties:	Residual properties that the Company, which is the holder of vested rights, can receive are within the extent of allowances for trust expenses, which are calculated by deducting funds to acquire Company shares from the trust money.

(3-2)    Structure of the ESOP Trust (extension)

(1) Resolution to continue by the Board of Directors
[Trustor]
Company
(7) Voluntary conveyance and cancellation of remaining shares.
(4) Dividends
(2) Establishing the Trust
Policies on Long-Term Incentive Plan
(7) Continuous utilization of the Trust
(3) Company shares
(3) Payment of the price
(6) Vesting of Company shares and cash payout
[Trustee]
Mitsubishi UFJ Trust and Banking Corp.
(Co-trustee: The Master Trust Bank of Japan, Ltd.)
ESOP Trust
Company shares and money
[Beneficiary]
Company Group's Management
(5) Direction not exercising voting rights
(3) Company shares
Stock Market
Trust Administrator
(3) Payment of the price

(1) The Company resolved to continue the Stock Grant System in fiscal 2021 by the Board of Directors meeting.
(2) The Company extends the trust term of the ESOP Trust already established (“Company ESOP Trust”) wherein Mitsubishi UFJ Trust and Banking Corporation is a Trustee and Company Group Management in Japan who meet beneficiary requirements are Beneficiaries, and entrusts additional money to the Company ESOP Trust.
(3) The Trustee (of the Company ESOP Trust) acquires Company shares from the Company and the stock exchange market using money contributed in procedure (2) and any remaining cash in the Company ESOP Trust in accordance with the direction of the Trust Administrator.
(4) Dividends will be paid for Company shares under the Company ESOP Trust as well as other Company shares.
(5) Voting rights will not be exercised during the trust term with regard to Company shares under the Company ESOP Trust.
(6) During the trust term, pursuant to the policies on the Stock Grant System of the Company, Beneficiaries will receive Company shares equivalent to a certain ratio of share conversion points after the points have been granted. Meanwhile, the Company shares in a number equivalent to the remaining share conversion points will be converted into cash in the Company ESOP Trust determined by the provision of the trust agreement and the monetary equivalent will be received (dividends from Company shares will also be paid to Beneficiaries corresponding to the number of Company Shares to be vested by the Company ESOP Trust).
(7) If there are residual shares at the expiry of the trust term due to non-achievement of performance goals or for other reasons during the trust term, the Company ESOP Trust may continue to be used as a type of incentive plan similar to the Stock Grant System by changing the trust agreement and by entrusting additional money to the Company ESOP Trust, or the Company ESOP Trust may voluntarily convey the said residual shares to the Company and the Company may acquire them without payment and cancel the residual shares by a resolution at the Board of Directors meeting.

(8) Residual properties after distribution to Beneficiaries at the end of the Company ESOP Trust will belong to the Company to the extent of allowances for trust expenses, which are calculated by deducting the funds to acquire Company shares from the trust money. The portion exceeding the allowances for trust expenses will be donated to groups that have no conflict of interest with the Company and the Company Directors and officers.

(Note)    If there are no Company shares under the Company ESOP Trust due to the vesting of Company Shares in Beneficiaries, the Company ESOP Trust will be discontinued before the expiry of the trust term.
The Company may entrust additional money to the Company ESOP Trust as funds to acquire Company shares.

(Reference)
[Trust Agreement]

ESOP Trust

(1)	Type of Trust:	Money trust other than a specified money trust for separate investment (Third party benefit trust)
(2)	Purpose of Trust:	To grant incentives to Company Group Management in Japan.
(3)	Trustor:	The Company
(4)	Trustee:	Mitsubishi UFJ Trust and Banking Corporation (Co-trustee: The Master Trust Bank of Japan, Ltd.)
(5)	Beneficiaries:	Person(s) meeting beneficiary requirements from among the Company Group Management in Japan
(6)	Trust administrator:	A third person who has no conflict of interest with the Company (Certified public accountant)
(7)	Date of trust agreement:	May 22, 2015 (an amendment agreement is scheduled to be executed regarding the extension of the trust term as of May 2021)
(8)	Trust term:	From May 22, 2015 to the end of August 2021 (the trust term is scheduled to be extended to the end of August 2024 based on the amendment agreement executed as of May 2021)
(9)	Start of the System:	July 1, 2021 (scheduled)
(10)	Exercise of voting rights:	No voting rights will be exercised.
(11)	Type of acquired shares:	Common Company shares
(12)	Total amount of shares to be acquired:	2.5 billion yen (scheduled) (including trust fees and trust expenses)
(13)	Time to acquire shares from the stock exchange market:	From May 17, 2021 (scheduled) to May 31, 2021 (scheduled) (excluding the five (5) business days before the end of each fiscal period (including the quarterly fiscal period))
(14)	Manner of share acquisition:	To be acquired from the Company and the stock exchange market
(15)	Vested rights holder:	The Company
(16)	Residual properties:	Residual properties that the Company, which is the holder of vested rights, can receive are within the extent of allowances for trust expenses, which are calculated by deducting funds to acquire Company shares from trust money.

Media Contacts: Ryoko Matsumoto ryoko.matsumoto@takeda.com +81 (0) 3-3278-3414

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